Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

January 19, 2014

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the End of Employment Relationship with an Executive Officer

Regulation 34(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

1. Name: Eran Nahum Ballan

ID Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2. The Position: Senior Executive Vice President and General Counsel.

3. Tenure:

Beginning Date: April 15, 2007

Ending Date: February 7, 2014

4. To the best of the Company’s knowledge the resignation does not involve circumstances that should be brought to the attention of the Company’s securities holders.

5. Way of Termination: Completion of Tenure.

6. The executive officer will not serve in any alternative position at the Company and will no longer be an executive officer of the Company.

7. The executive officer will not be considered to be an interested party after his retirement.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.